As filed with the Securities and Exchange Commission on December 23, 2003
                                                    Registration No.  333-______
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------
                                    FORM F-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                                ----------------
                             World Heart Corporation
             (Exact name of Registrant as specified in its charter)
                                 Not Applicable
                 (Translation of Registrant's name into English)
    Ontario                                                    Not Applicable
(State or other                                               (I.R.S. Employer
jurisdiction of                                              Identification No.)
incorporation or
organization)
                             ----------------------
                                 1 Laser Street
                             Ottawa, Ontario K2E 7V1
                                 (613) 226-4278

   (Address and telephone number of Registrant's principal executive offices)
                             ----------------------
                                World Heart Inc.
                                7799 Pardee Lane
                                Oakland, CA 94621
                                 (510) 563-5000
            (Name, address and telephone number of agent for service)
                             ----------------------
                          Copies of communications to:

                                Kevin Keogh, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                               Fax: (212) 354-8113

                             ----------------------
        Approximate date of commencement of proposed sale to the public:
     From time to time after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ] If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [X]
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
====================================================================================================================================
Title of Each Class of Securities         Amount to be          Proposed Maximum     Proposed Maximum Aggregate       Amount of
         to be Registered                Registered(1)        Price Per Unit(1)(2)      Offering Price(1)(2)       Registration Fee
----------------------------------- ------------------------- --------------------- ------------------------------------------------
Common Shares                              5,836,410                 $7.53                 $43,948,167.30             $3,555.41
Common Shares(3)                           6,072,821                 $7.53                 $45,728,342.13             $3,699.43

Total                                      11,909,231                                      $89,676,509.43             $7,254.84
====================================================================================================================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933 on the basis of the average bid and asked price on the Over-the-Counter Bulletin Board on December 18, 2003.
(2) Pursuant to Rule 416, this Registration Statement also relates to an indeterminate number of additional common shares resulting from stock splits, stock dividends or similar transactions with respect to the common shares being registered hereunder.
(3)  Issuable upon exercise of warrants.
                                 ---------------
    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

PROSPECTUS

                             WORLD HEART CORPORATION

                            11,909,231 Common Shares

--------------------------------------------------------------------------------

     Using this prospectus, the selling securityholders or their transferees may dispose of any of these shares or interests therein as we describe under "Plan of Distribution."

     In the United States, our common shares trade on the Over-the-Counter Bulletin Board ("OTCBB") under the listing symbol "WHTOF." In Canada, our common shares trade on the Toronto Stock Exchange ("TSX") under the listing symbol "WHT." On December 22, 2003, the last reported sale price for the common shares was US$7.55 on the OTCBB and Cdn$10.21 on the TSX.

     We will receive the exercise price of the warrants described in this prospectus to the extent they are exercised. We will not receive any proceeds in connection with the common shares disposed of by the selling securityholders or their transferees.

     An investment in common shares involves a high degree of risk. Before purchasing any common shares, you should consider carefully the risks described under "Risk Factors" beginning on page 3.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the common shares or determined that this prospectus is complete or accurate. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

                                December 23, 2003

                                TABLE OF CONTENTS

                                                                            Page

THE COMPANY...................................................................1

PRESENTATION OF FINANCIAL AND SHARE INFORMATION...............................3

RISK FACTORS..................................................................3

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.............................9

CAPITALIZATION...............................................................10

USE OF PROCEEDS..............................................................12

PLAN OF DISTRIBUTION.........................................................12

SELLING SECURITYHOLDERS......................................................15

MATERIAL CONTRACTS...........................................................20

EXPENSES OF THE ISSUE........................................................24

SHARE CAPITAL................................................................24

DIVIDENDS....................................................................28

EXPERTS......................................................................28

ENFORCEABILITY OF CIVIL LIABILITIES..........................................28

ADDITIONAL INFORMATION.......................................................28

WHERE YOU CAN GET MORE INFORMATION...........................................29

INCORPORATION OF DOCUMENTS BY REFERENCE......................................29

LEGAL MATTERS................................................................30

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. You should not assume that the information we have included in this prospectus is accurate as of any date other than the date of this prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

                                       (i)

     This prospectus does not constitute an offer to sell or a solicitation of an offer to purchase common shares by any person in any jurisdiction where it is unlawful to make such an offer or solicitation. The distribution of this prospectus and the offering or sale of the common shares in certain jurisdictions is restricted by law. This prospectus may not be used for, or in connection with, and does not constitute, any offer to, or solicitation by, anyone in any jurisdiction or under any circumstance in which such offer or solicitation is not authorized or is unlawful. Persons into whose possession this prospectus may come are required to inform themselves about and to observe such restrictions.

                                      (ii)

                                   THE COMPANY

     World Heart Corporation's (referred to in this prospectus as WorldHeart) business is currently focused on the development and commercialization of ventricular assist devices (VADs). VADs are mechanical assist devices that can provide an effective treatment for end-stage heart failure by supplementing the circulatory function of the heart by rerouting blood flow through a mechanical pump. There have been more than 10,000 VADs used clinically over the past 10 years.

     WorldHeart was organized in April 1996 to develop a global medical device business through licensed artificial heart and related technology developed by the University of Ottawa Heart Institute Research Corporation, Cardiovascular Devices Division. WorldHeart is currently focused on two VAD technologies: the Novacor(R) LVAS, referred to in this prospectus as Novacor LVAS, and the HeartSaverVAD(TM), referred to in this prospectus as HeartSaver. The Novacor LVAS represents WorldHeart's current generation of implantable pulsatile VADs. HeartSaver is currently under development and is expected to result in WorldHeart's next-generation implantable pulsatile VAD. HeartSaver is being designed to be an affordable, implantable heart assist device to provide long-term pulsatile blood flow to patients suffering from heart failure and to permit the recipient to return to near normal activities. Commercial production of HeartSaver is currently planned for late 2007.

     On June 30, 2000, through World Heart Inc., our wholly owned subsidiary, we acquired the assets and liabilities of Edwards Novacor LLC (referred to in this prospectus as Novacor) from Edwards Lifesciences LLC (referred to in this prospectus as Edwards) for a total purchase price of approximately $62.5 million pursuant to a contribution agreement dated as of May 24, 2000 between WorldHeart, Edwards, Novacor and World Heart Inc. As a result of this acquisition, WorldHeart began commercial operations with the sale of a left ventricular assist system, Novacor LVAS. Development of Novacor LVAS commenced in 1969 with the objective of developing a long-term circulatory support device and with the focus on an implantable electrically driven pump. Novacor LVAS is commercially available as a bridge to transplantation in Europe, the United States and Canada. In Europe, it is also available as an alternative to transplantation and as a bridge to recovery to support patients who may have an ability to recover use of their natural heart. In Japan, Novacor LVAS is approved for use by cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative but a heart transplant. Additionally, in the United States, we submitted a PMA (pre-marketing approval) Supplement to the U.S. Food and Drug Administration, or "FDA," for use of the Novacor LVAS by end-stage heart failure patients who are not candidates for heart transplantation. The FDA accepted the submission for filing and has given the submission expedited review status. Novacor LVAS has been implanted in more than 1,495 patients worldwide.

     WorldHeart was incorporated by Articles of Incorporation under the laws of the Province of Ontario, Canada, on April 1, 1996. Our head office is located at 1 Laser Street, Ottawa, Ontario, Canada, K2E 7V1 and our telephone number is
(613) 226-4278. World Heart Inc., a wholly owned subsidiary, is located at 7799 Pardee Lane, Oakland, CA, USA, 94621 and its telephone number is (510) 563-5000. 2007262 Ontario Inc., an associated research and development company, is located at our head office address.

Recent Developments

     In October 2003, WorldHeart hired John M. Marinchak to the position of Director of Sales, North America. Mr. Marinchak will be responsible for all Novacor LVAS direct sales activities in the United States and work with the sales organization of Edwards that sells and distributes Novacor LVAS in Canada.

     The registration statement filed on Form F-3 (File No. 333-109876) by WorldHeart on October 22, 2003 with the SEC was declared effective on October 30, 2003. The registration statement related to the possible resale from time to time by securityholders identified in the prospectus contained in the registration statement of up to 11,683,028 post-consolidation common shares of which (i) 5,563,346 common shares are currently outstanding and (ii) 6,119,682 common shares will be issued upon the exercise of warrants.

     On November 5, 2003, WorldHeart indicated that it intends to conduct a pivotal trial in approximately 30 centers in the United States, in which Novacor LVAS is compared to HeartMate(R) XVE LVAS in use as destination therapy patients suffering from irreversible left ventricular failure who are not transplant candidates. The final trial design and implementation is subject to FDA approval.

     On November 25, 2003, WorldHeart held a special meeting of its shareholders. Three resolutions were passed at the special meeting: (i) an amendment to the Articles of Incorporation of WorldHeart amending the rights and privileges of the Series A Cumulative Redeemable Convertible Preferred Shares of WorldHeart (referred to in this prospectus as the Series A Shares), (ii) an amendment to the Articles of Incorporation of WorldHeart to approve a share consolidation on the basis of one post-consolidation common shares for every seven pre-consolidation common shares, and (iii) an amendment to WorldHeart's employee stock option plan increasing the number of shares available under the plan, on a post-consolidated basis, from 504,286 common shares to 1,501,857 common shares.

     On November 26, 2003, WorldHeart filed Articles of Amendment to amend the terms of the Series A Shares and on November 27, 2003, Edwards Lifesciences (U.S.) Inc. converted its 1,374,570 Series A Shares, being the only Series A Shares outstanding, into 500,000 post-consolidation common shares and 1,000,000 post-consolidation warrants, each warrant exercisable for one common share at an exercise price of $8.05, subject to adjustment, for a period of five years.

     On December 1, 2003, WorldHeart filed Articles of Amendment to effect a share consolidation on the basis of one post-consolidation common share for each seven pre-consolidation common shares and the common shares commenced trading on a post-consolidated basis on December 4, 2003 on the TSX under the stock symbol "WHT" and on the OTCBB under the new stock symbol "WHTOF".

     On December 3, 2003, WorldHeart announced the appointment of two new directors, John F. Carlson and William C. Garriock to its five member board of directors completing the board restructuring that had commenced as part of the private placement transaction completed on September 23, 2003. Mr. Carlson is a nominee of Special Situations Funds of New York, the lead United States investor in the private placement transaction and Mr. Garriock is the nominee of Research Capital Corporation, the Canadian placement agent in the private placement transaction.

     In addition, Mr. Ross, Chair of the WorldHeart board of directors, was also appointed chair of the board of directors corporate governance and nominating committee, Mr. Carlson was appointed chair of the audit committee, Mr. Majteles was appointed chair of the compensation committee and Mr. Garriock was appointed chair of the newly formed strategic planning committee.

     On December 4, 2003, Edwards Lifesciences Ltd., the exclusive distributor of Novacor LVAS in Japan, received notification from Japan's Central Social Insurance Council (Chuikyo) that use of WorldHeart's Novacor LVAS will be reimbursed when implanted in patients who are transplant-eligible, effective April 2004.

                 PRESENTATION OF FINANCIAL AND SHARE INFORMATION

     We express all dollar amounts in this prospectus in Canadian dollars, except where we indicate otherwise. References to "$" are to Canadian dollars and references to "US$" are to U.S. dollars.

     On November 25, 2003, our shareholders approved a one-for-seven consolidation of our common shares and on December 1, 2003, WorldHeart filed Articles of Amendment effecting the share consolidation. Unless otherwise noted, in this document, numbers of common shares or warrants refer to the "post-consolidation" common shares or warrants. In certain instances, where noted, and for clarity of disclosure, we have referred to "pre-consolidation common shares" and "post-consolidation common shares" or "on a pre-consolidated basis" or "on a post-consolidated basis." All references to post-consolidation common shares or warrants in this prospectus are approximate in number, due to the presence of fractional shares resulting from the one-for-seven consolidation of our common shares. The exact number of post-consolidation common shares and warrants will not be known until after the date on which this prospectus is filed with the SEC. We do not believe that the final post-consolidation common share and warrant amounts will differ materially from our approximations.

                                  RISK FACTORS

     If you purchase our common shares, you will take on a financial risk. In deciding whether to invest, you should carefully consider the following factors and the information contained in this prospectus, including the information incorporated by reference into this prospectus. Additional risks and uncertainties not presently known to us or that we currently consider not material may also impair our business, financial condition and results of operations. If any of the events described below actually occurs, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common shares could decline, and you may lose all or part of your investment.

Substantial Losses  and Limited Revenues Earned Since Incorporation

     Since incorporation, WorldHeart has incurred substantial losses from commercial operations, costs of start-up and research and development expenses. WorldHeart's accumulated deficit at September 30, 2003 was $205,120,770. WorldHeart's ability to achieve profitability depends on a variety of factors including our ability to maintain current regulatory approvals, obtain new regulatory approvals and to manufacture, market and sell our products.

     We generated revenues of $8,707,987 from commercial sales of the Novacor LVAS for the nine months ended September 30, 2003 ($10,106,931 for the year ended December 31, 2002). We believe that we will be able to generate increased revenues on the basis of the regulatory approvals that we have been granted to date. We have also applied to the FDA in the United States and Health Canada for certain other enhancements and expanded use indications for our Novacor LVAS. However, there can be no assurance that, with or without the regulatory approval of enhancements or new indications, we will be able to generate the level of revenues required to achieve profitability and to fund research and development activities in amounts in excess of our current cash reserves.

     WorldHeart does not contemplate commercial production of HeartSaver until late 2007. Moreover, no assurance can be given that any regulatory approvals will ever be obtained or, even if obtained, that such approvals will lead to the successful commercialization of HeartSaver.

Significant Capital Investment Required to Bring Future Products and Product Enhancements to Market

     WorldHeart's investment of capital could be significant. Developing our technology, future products and continued product enhancements could require a commitment of substantial funds to conduct the costly and time-consuming research and clinical trials necessary for such development. If adequate funds are not available when required, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs or obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, potential products or products that we would otherwise seek to develop or commercialize ourselves. The inability to obtain additional financing when needed would likely have a material adverse effect on WorldHeart.

Regulatory Approvals May Not Be Obtained

     Most countries, including the United States, Canada and countries in the European Union, require regulatory approval prior to the commercial distribution of medical devices. In particular, implanted medical devices generally are subject to rigorous clinical testing as a condition of approval by the FDA and by similar authorities in Canada, in Europe and in other countries. The approval process is expensive and time consuming. Non-compliance with applicable regulatory requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to grant marketing approval for devices, withdrawal of marketing approvals, and criminal prosecution. The inability to obtain the appropriate regulatory approvals for our products in the United States, Canada and the rest of the world could have a material adverse effect on our business, financial condition and results of operations.

     Novacor LVAS has already been approved in Europe for use in end-stage heart failure patients without restriction to indication ("bridge to transplant," "alternative to transplant" and "bridge to recovery"), and in Japan for use by cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative but a heart transplant, and on December 4, 2003, Edwards Lifesciences Ltd., the exclusive distributor of Novacor LVAS in Japan, received notification from Japan's Central Social Insurance Council (Chuikyo) that use of WorldHeart's Novacor LVAS will be reimbursed when implanted in patients who are transplant-eligible, effective April 2004. Additionally, Novacor LVAS is currently approved in the United States and Canada as a "bridge-to-transplant" therapy only, for recipients awaiting a donor heart. While the Novacor LVAS clinical trial is continuing in the United States for the expanded destination-therapy market indication, on August 14, 2002 we submitted a supplement to its PreMarket Approval with the FDA for such indication. The submission was accepted for filing on an expedited review basis by the FDA on November 22, 2002. In March 2003, the FDA requested additional data and statistical analyses in support of the submission, and on August 6, 2003, WorldHeart provided the FDA with an amended submission. However, there can be no assurance that any further regulatory approvals will be obtained. The inability to expand the indicated uses of Novacor LVAS in the United States and other countries could have a material adverse effect on our business, financial condition and results of operations.

     We plan to complete development of the HeartSaver up to the formal preclinical testing stage by year-end 2005. We expect formal preclinical testing to be sufficiently completed by year-end 2006 to provide data for submissions to commence clinical trials in the European Union and Canada. We plan to be in a position to commence human trials during 2007 in the European Union and Canada with commercialization of HeartSaver to follow in the European Union by late 2007 and in Canada in 2008. We will also seek the necessary regulatory approvals for clinical trials and market approval in the United States.

We would anticipate that commercialization in the United States would occur late in 2008. There can be no assurance that Health Canada, the FDA or any other regulatory authority will act favorably or quickly in its review of our applications, if and when made, and significant difficulties and costs may be encountered by us in our efforts to obtain such approvals that could delay or preclude us from selling HeartSaver in Canada, the United States and elsewhere. Failure to receive, or delays in receiving, such approvals, including the need for extended clinical trials or additional data as a prerequisite to approval, limitations on the intended use of HeartSaver, the restriction, suspension or revocation of any approvals obtained or any failure to comply with approvals obtained could have a material adverse effect on our business, financial condition and results of operations.

Dependence on a Limited Number of Products

     Our future financial performance is expected to depend on the successful sales and marketing of Novacor LVAS and the development, introduction, customer acceptance and successful sales and marketing of our proposed HeartSaver, which is currently under development. To date, all of our revenues have resulted from sales of Novacor LVAS. There is presently no pre-clinical data relating to HeartSaver, and no applications for any clinical trials or regulatory approvals have been made. Prior to any commercial use, the technologies relating to HeartSaver currently under development will require pre-clinical and extensive clinical testing, and regulatory approvals. New product development is highly uncertain and unanticipated developments, clinical and regulatory delays, adverse or unexpected side effects or inadequate therapeutic efficacy could delay or prevent the successful commercialization of HeartSaver. There can be no assurance that we will not experience difficulties that could delay or prevent the commercialization of HeartSaver. Any significant delays in, or premature termination of, clinical trials of our products under development could have a material adverse effect on our business, financial condition and results of operations.

Uncertainty of Market Acceptance

     Novacor LVAS and HeartSaver represent ventricular assist technologies that must compete with other pulsatile assist products as well as with other therapies for heart failure, such as medication, transplants, cardiomyoplasty and non-pulsatile flow (continuous flow) pumps. Failure of our products to achieve significant market acceptance could have a material adverse effect on our business, financial condition and results of operations.

Competition; Technological Obsolescence

     In addition to competing with other less-invasive therapies for heart failure, including drugs and pacing, our products will compete with ventricular assist technology being developed and sold by a number of companies. Competition from device companies and medical device subsidiaries of healthcare and pharmaceutical companies is intense and expected to increase.

     Some of our competitors have substantially greater financial, technical, manufacturing, distribution and marketing resources than us. Third parties may succeed in developing or marketing technologies and products which are more effective than those developed or marketed by us or that could render our technology and products non-competitive or obsolete, or we may not be able to keep pace with technological developments, all of which could have a material adverse effect on our business, financial condition and results of operations.

Limitations on Third-Party Reimbursement

     Individual patients will seldom be able to pay directly for the costs of implanting our devices. Successful commercialization of our products will depend in large part upon the availability of reimbursement for the treatment and medical costs associated with the products from third-party payers, including governmental and private health insurers and managed care organizations. Consequently, we expect that our products will typically be purchased by healthcare providers, clinics, hospitals and other users who will bill various third-party payers, such as government programs and private insurance plans, for the healthcare services provided to their patients.

     Coverage and the level of payment provided by United States and foreign third-party payers vary according to a number of factors, including the medical procedure, third-party payer, location and cost. In the United States, many private payers follow the recommendations of the Centers for Medicare and Medicaid Services (CMS), which establishes guidelines for the governmental coverage of procedures, services and medical equipment.

     While CMS has announced pending increases in reimbursement for VADs, and extension of coverage to include both bridge and destination-therapy indications, there can be no assurance with respect to any markets in which we seek to distribute our products that third-party coverage and reimbursement will be adequate, that current levels of reimbursement will not be decreased in the future or that future legislation, regulation or reimbursement policies of third-party payers will not otherwise adversely affect the demand for our products or our ability to sell our products on a profitable basis, particularly if the installed cost of our systems and devices should be more expensive than competing products or procedures. The unavailability of third-party payer coverage or the inadequacy of reimbursement could have a material adverse effect on our business, financial condition and results of operations.

Potential Product Liability

     Our business exposes us to an inherent risk of potential product liability claims related to the manufacturing, marketing and sale of Novacor LVAS and HeartSaver by device recipients in whom the devices are implanted or by their families. Claims of this nature, if successful, could result in substantial damage awards to the claimants, which may exceed the limits of any applicable insurance coverage held by us. A successful claim brought against us in excess of, or outside of, our insurance coverage could have a material adverse effect on our business, financial condition and results of operations. Claims against us, regardless of their merit or potential outcome, could also have a material adverse effect on our ability to obtain physician endorsement of our products or to expand our business which could have a material adverse effect on our business, financial condition and results of operations.

Risks Associated with Manufacturing Operations; Risks Resulting From Dependence on Third-Party Manufacturers; Dependence on Sole Suppliers

     The manufacture of our products is a complex operation involving a number of separate processes and components. Material costs are high and certain of the manufacturing processes involved are labor-intensive. Achieving significant cost reductions will depend upon our ability to reduce material costs and reduce the time required to complete certain manufacturing processes. The conduct of manufacturing operations is subject to numerous risks, including reliance on third-party manufacturers, unanticipated technological problems and delays. We, or any entity manufacturing products or components on our behalf, may not be able to comply with applicable governmental regulations or satisfy regulatory inspections in connection with the manufacture of our products. Failure or delay by us or any third-party manufacturer of our products or product components to comply with applicable regulations or to satisfy regulatory inspections could have a material adverse effect on our business, financial condition and results of operations.

     WorldHeart is currently dependent on single-source third-party manufacturers for several of the components used in Novacor LVAS and HeartSaver. We do not have agreements with many of such single-source manufacturers and purchase these components pursuant to purchase orders placed from time to time in the ordinary course of business. We are substantially dependent on the ability of these manufacturers to provide adequate inventories of these components on a timely basis and on favourable terms. These manufacturers also produce components for certain of our competitors, as well as other large customers, and there can be no assurance that such manufacturers will have sufficient production capacity to satisfy our inventory or scheduling requirements during any period of sustained demand, or that we will not be subject to the risk of price fluctuations and periodic delays. Although we believe that our relationship with our manufacturers is satisfactory and that alternative sources for the components we currently purchase from single-source suppliers are currently available, the loss of the services of such manufacturers or substantial price increases imposed by such manufacturers, in the absence of readily available alternative sources of supply would have a material adverse effect on us. Failure or delay by such manufacturers in supplying components to us on favourable terms could also adversely affect our operating margins and our ability to develop and deliver our products on a timely and competitive basis which could have a material adverse effect on our business, financial condition and results of operations.

Dependence on Key Personnel

     As a result of the specialized scientific nature of our business, we are dependent on our ability to attract and retain qualified scientific, technical and key management personnel. We face intense competition for such persons and we may not be able to attract or retain such individuals.

Volatility of Stock Price

     We are in the biotechnology industry and, as such, the price of our common shares has been, and is likely to continue to be, highly volatile. Future announcements concerning WorldHeart or our competitors, quarterly variations in operating results, introduction of new products, delays in the introduction of new products or changes in product pricing policies by us or our competitors, acquisition or loss of significant customers, partners, distributors and suppliers, changes in earnings' estimates by analysts, regulatory developments, or fluctuations in the economy or general market conditions, among other factors, could cause the market price of our common shares to fluctuate substantially. There can be no assurance that the market price of our common shares will not decline below its current price or that it will not experience significant fluctuations in the future, including fluctuations that are unrelated to our performance.

Reliance on Edwards Lifesciences LLC

     On June 30, 2000, we entered into a distribution agreement with Edwards, whereby Edwards will be the sole distributor, except in the United States, of our heart assist products, including Novacor LVAS and HeartSaver, until June 30, 2005. WorldHeart also committed to paying to Edwards an annual minimum gross margin guarantee of US$2 million less the gross margin actually earned by Edwards on Edwards' sale of Novacor and related equipment in any year that Edwards' purchases from WorldHeart are less than US$10 million. Distribution and sales of Novacor LVAS through Edwards accounted for a significant portion of our total revenue in fiscal 2000, 2001 and 2002. On June 30, 2000, we also entered into a supply agreement with Edwards whereby Edwards is the sole supplier of certain components of our heart assist products, including Novacor LVAS and HeartSaver, until June 30, 2005. In the event Edwards is unable to provide adequate inventories of such components to us on a timely basis it could have a material adverse effect on WorldHeart. In addition, the existence of our relationship with Edwards may limit our ability to establish, or preclude the establishment of, relationships with competitors of Edwards.

     We are currently in discussions with Edwards to take back our distribution rights in all territories, with the exception of Japan, and to establish a direct sales structure commencing with Europe. We have not yet reached a definitive agreement with Edwards and while we currently anticipate that we will be able to do so, circumstances may change.

Risks Associated with Acquisitions

     WorldHeart from time to time evaluates potential acquisitions of complementary businesses, products and technologies. Such acquisitions could subject us to numerous risks, including risks associated with the integration into WorldHeart of new employees and technology. Moreover, the negotiation and completion of such transactions involves the diversion of our resources. In addition, acquisitions could result in immediate and substantial dilution to our existing shareholders, large one-time write-offs or the creation of goodwill or other intangible assets. The failure to successfully evaluate, negotiate, effect and integrate an acquisition transaction could have a material adverse effect on our business, financial condition and results of operations.

Sales of a Large Number of Our Common Shares and Exercise of Outstanding Warrants Could Adversely Affect the Market Price of Our Common Shares

     We cannot predict what effect the exercise of outstanding warrants for common shares and the sale of these common shares into the public market will have on the market price for our common shares. As of December 19, 2003, warrants to purchase approximately 13,928,200 post-consolidation common shares at a weighted average exercise price of $8.27 per common share, and warrants to purchase an additional approximately 686,997 post-consolidation common shares at a weighted average exercise price of $42.67 per common share were outstanding. Upon the exercise of our warrants, the holders will receive approximately 14,615,197 post-consolidation common shares. If the selling securityholders sell a large number of common shares into the public market over a short time, the market price of our common shares could decline. Such a decline may make it more difficult for us to raise money by means of future equity financings.

The Limited Prior Public Market And Trading Market May Cause Possible Volatility In Our Share Stock Price

     Since our common shares were delisted from the Nasdaq Stock Market on October 15, 2002, there has only been a limited public market for our securities in the United States and there can be no assurance that an active trading market in our securities will be maintained. The OTC Bulletin Board is an unorganized, inter-dealer, over-the-counter market which provides significantly less liquidity than the Nasdaq Stock Market, and quotes for stocks included on the OTC Bulletin Board are not listed in the financial sections of newspapers as are those for the Nasdaq Stock Market. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have particularly affected the market prices of many smaller companies. The trading price of our common shares is expected to be subject to significant fluctuations in response to variations in quarterly operating results, announcements of innovations by us or our competitors, general conditions in the industry in which we operate and other factors. These fluctuations, as well as general economic and market conditions, may have a material or adverse effect on the market price of our common shares.

Our Shareholders Approved a Share Consolidation Which May Affect Our Common Share Price

     On November 25, 2003, our shareholders approved a one-for-seven consolidation (reverse stock split) of our common shares. The share consolidation means that every seven common shares of WorldHeart held prior to the share consolidation has now become one common share of WorldHeart. The share consolidation has increased the trading price of our common shares to a level required for listing on the Nasdaq Stock Market, however the current price may not be sustained over the trading period required to meet listing criteria. The common shares will not be approved for listing until all listing criteria are met, and the Company has demonstrated an ability to sustain all listing criteria, to the satisfaction of Nasdaq.

     A typical result of a share consolidation is that the value of the net holdings of an individual shareholder may drop. Since our common shares commenced trading on December 4, 2003 on a post-consolidated basis, our common shares have traded in the range of US$7.61 to US$8.52 on the OTCBB and $10.00 to $11.50 on the TSX.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and some of the documents incorporated by reference in this prospectus include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The forward-looking statements contain information that is generally stated to be anticipated, expected or projected by WorldHeart, and involves known and unknown risks, uncertainties and other factors that may cause the actual results and performance of WorldHeart to be materially different from any future results and performance expressed or implied by such forward-looking information. Potential risks and uncertainties include, without limitation, the uncertainties inherent in the development of a new product for use in the human body, WorldHeart's potential need for significant additional funding, its need for acceptance from third-party payers, extensive government regulation of our products, and rapid developments in technology, including developments by competitors. Important factors that could cause our actual results to differ materially from those expressed or implied by such forward-looking statements include:

     o our ability to successfully complete pre-clinical and clinical development of our products;
     o our ability to obtain and timely enforce patent and other intellectual property protection for our technology and products;
     o our ability to avoid, either by product design, licensing arrangement or otherwise, infringement of third parties' intellectual property;
     o decisions, and the timing of decisions made by health regulatory agencies regarding approval of our products;
     o our ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products;
     o    the competitive environment and impact of technological change;
     o the continued availability of capital to finance our activities in the event that profitability is not achieved; and
     o    other factors we discuss under "Risk Factors."

     We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

                                 CAPITALIZATION

     On November 25, 2003, our shareholders approved a one-for-seven consolidation of our common shares and on December 1, 2003, WorldHeart filed Articles of Amendment effecting the share consolidation. Unless otherwise noted, in this document, numbers of common shares or warrants refer to the "post-consolidation" common shares or warrants. In certain instances, where noted, and for clarity of disclosure, we have referred to "pre-consolidation common shares" and "post-consolidation common shares" or "on a pre-consolidated basis" or "on a post-consolidated basis."

     The following table sets forth our capitalization as of September 30, 2003 and as of October 31, 2003 on an actual basis, and as adjusted to reflect the conversion of Series A Shares of WorldHeart on November 27, 2003:

                                                              September 30,      October 31,        October 31,
                                                              2003               2003               2003
                                                              (actual)            (actual)          (as adjusted)
                                                              --------------     --------------     --------------

Debt(1)                                                        $           -      $           -      $           -

Preferred Shares: issuable in Series; unlimited
number authorized; 1,374,750 Series A Shares of WorldHeart
issued and outstanding at
September 30, 2003(2)                                             27,358,715         26,977,933      $           -
                                                              --------------     --------------     --------------
Total debt and preferred shares                                   27,358,715         26,977,933      $           -
                                                              ==============     ==============     ==============

Shareholders' equity
Common Shares: unlimited number authorized;
approximately 14,518,781 common shares issued
and outstanding at  September 30, 2003, and
approximately 15,018,781 as adjusted(2) (3)                    $221,065,575       $221,065,575       $259,505,293

Contributed Surplus(2)                                         $ 16,175,724       $ 16,175,724       $  7,325,920

Accumulated Deficit at September 2003 (unaudited)(4)
                                                              --------------     --------------
                                                              ($205,120,770)     ($205,120,770)     ($205,120,770)
                                                              --------------     --------------     --------------
                                                              --------------     --------------
Total stockholders' equity (deficit)                          $  32,120,529      $  32,120,529      $  61,710,443
                                                             --------------     --------------     --------------

Total capitalization                                          $  59,479,244      $  59,098,462      $  61,710,443
                                                             ==============     ==============     ==============

(1) There are no indirect or contingent liabilities at September 30, 2003 or currently.

(2) On November 27, 2003, 1,374,750 Series A Shares of WorldHeart were exchanged for 500,000 post-consolidation common shares of WorldHeart and 1,000,000 post-consolidation warrants, each exercisable for one common share of WorldHeart at $8.05 expiring November 27, 2008. As at October 31, 2003, the total capital value of $38,439,718 was added to the outstanding value of the common shares, the value of the outstanding Series A Shares was reduced by $26,977,933, and contributed surplus was reduced by $8,849,804.

(3)  Does not include:
     (i) 1,154,494 (333,041 at September 30, 2003) common shares reserved for issuance upon exercise of stock options granted under our Employee Stock Option Plan (the "ESOP") and 25,714 (25,714 at September 30, 2003) common shares reserved for issuance upon exercise of non-plan stock options;

     (ii) 321,649 (145,530 at September 30, 2003) common shares reserved for issuance upon exercise of stock options available for future grant under our ESOP;

     (iii) 18,570 common shares reserved for issuance upon exercise of warrants issued to a principal and an associate of the IPO underwriter as compensation for early termination of a contract to provide investor relations services at an exercise price of US$36.40 per common share, expiring June 6, 2004;

     (iv) 92,857 common shares reserved for issuance upon exercise of warrants issued to Technology Partnerships Canada as partial compensation for a grant program to provide research and development funding to us, at an exercise price of $46.27 per common share, expiring December 4, 2006;

     (v) 7,142 common shares reserved for issuance upon exercise of warrants issued to Investor Relations Group for provision of investor relations services, at an exercise price of US$23.17 per common share, expiring February 11, 2006;

     (vi) 432,428 common shares reserved for issuance upon exercise of warrants issued to the purchasers of special warrants consisting of one common share and one common share warrant in December 2002, at an exercise price of $42.07 per common share, expiring January 24, 2004;

     (vii) 22,498 common shares reserved for issuance upon exercise of warrants issued as underwriters' compensation options in connection with the issuance of special warrants in December 2001, at an exercise price of $42.35 per common share, expiring December 19, 2005;

     (viii) 22,498 common shares reserved for issuance upon exercise of warrants issued as underwriters' underlying warrants forming part of the underwriters' compensation options in connection with the issuance of special warrants in December 2001 at an exercise price of $42.07 per common share, expiring on December 19, 2003;

     (ix) 91,000 common shares reserved for issuance upon exercise of warrants issued upon the redemption of Series I preferred shares at an exercise price of $42.07 per common share, expiring January 24, 2004;

     (x) 28,571 common shares reserved for issuance upon exercise of warrants issued to a lender to WorldHeart, at an exercise price of $9.10 per common share, expiring December 18, 2007;

     (xi) 191,964 common shares reserved for issuance upon exercise of warrants issued in connection with the issuance of 334,821 units in January 2003 consisting of one common share and one common share warrant at an exercise price of $11.20 per common share, expiring December 30, 2007 and January 7, 2008. In April 2003, 142,857 of these warrants were exercised, leaving 191,964 warrants unexercised;

     (xii) 33,482 common shares reserved for issuance upon exercise of warrants forming part of the broker warrants issued in connection with the January 2003 unit issue, at an exercise price of $11.20 per common share, expiring December 31, 2004;

     (xiii) 33,482 common shares reserved for issuance upon exercise of warrants issued as compensation warrants forming part of the broker warrants issued in connection with the January 2003 unit issue, at an exercise price of $11.20 per common share, expiring December 31, 2007;

     (xiv) 251,428 common shares reserved for issuance upon exercise of warrants issued as compensation for the early exercise of 142,857 warrants issued in connection with the issuance of units in January 2003, at an exercise price of $11.20 per common share, expiring April 2, 2008;

     (xv) 428,571 common shares reserved for issuance upon exercise of warrants issued to lenders to WorldHeart, at an exercise price of $11.20 per common share, expiring January 29, 2008;

     (xvi) 171,428 common shares reserved for issuance upon exercise of warrants issued to the purchasers of $1,200,000 principal amount of Senior Subordinated Convertible Debenture in April 2003, at an exercise price of $8.40 per common share, expiring July 30, 2006;

     (xvii) 118,571 common shares reserved for issuance upon exercise of warrants issued to two lenders in connection with a bridge financing on September 4, 2003, at an exercise price of $8.40 per common share expiring October 31, 2006.

     (xviii) 10,671,364 common shares reserved for issuance upon exercise of warrants issued in connection with the issuance of 74,699,548 units on September 22, 2003 on a pre-consolidated basis, each unit consisting of one pre-consolidation common share and one pre-consolidation warrant, at an exercise price of $8.05 per common share, expiring September 23, 2008;

     (xix) 1,004,336 common shares reserved for issuance upon exercise of warrants issued as Agent's compensation in respect of the issuance of units in September 2003, at an exercise price of $8.05 per common share expiring September 23, 2008; and

     (xx) 1,000,000 common shares reserved for issuance upon exercise of warrants issued to Edwards Lifesciences (U.S.) Inc. on conversion of 1,374,570 Series A Shares on November 27, 2003 at an exercise price of $8.05 per common share expiring November 27, 2008.

(4)  As of September 30, 2003.

                                 USE OF PROCEEDS

     We will not receive any of the proceeds from the disposition of the common shares covered by this prospectus.

     If the selling securityholders exercise the warrants, we will receive proceeds from such exercise. The selling securityholders do not have to exercise the warrants, and we do not know whether the selling securityholders will choose to exercise the warrants in whole or in part. The gross proceeds to WorldHeart in the event that the warrants are exercised in full is expected to be approximately $48,886,209. We intend to apply any net proceeds we receive from the exercise of the warrants to augment our working capital and for general corporate purposes.

                              PLAN OF DISTRIBUTION

     The selling securityholders, which as used in this prospectus includes donees, pledgees, transferees or other successors-in-interest selling common shares or interests in common shares received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their common shares or interests in common shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed or negotiated prices.

     The selling securityholders may use any one or more of the following methods when disposing of shares or interests therein:

     - ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

     - block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

     - an exchange distribution in accordance with the rules of the applicable exchange;

     - privately negotiated transactions;

     - short sales;

     - through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

     - broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

     - a combination of any such methods of sale; and

     - any other method permitted pursuant to applicable law.

     The selling securityholders may, from time to time, pledge or grant a security interest in some or all of the common shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling securityholders also may transfer the common shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

     In connection with the sale of our common shares or interests therein, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common shares in the course of hedging the positions they assume. The selling securityholders may also sell common shares short and deliver these securities to close out their short positions, or loan or pledge the common shares to broker-dealers that in turn may sell these securities. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     In connection with their purchase of our common shares, the selling securityholders made representations that they purchased the common shares in the ordinary course of business and at the time of the purchase of the shares now being registered for resale, the selling securityholders had no agreements or understandings, directly or indirectly, with any person to distribute those shares. However, the selling securityholders may nevertheless be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933. As a result, the selling securityholders will be subject to the prospectus delivery requirements of the Securities Act of 1933.

     The selling securityholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

     Upon being notified by any selling securityholder that such selling securityholder has entered into any material arrangement with a broker-dealer for the sale of the shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act of 1933, disclosing:

     - the name of the selling securityholder and the participating broker-dealers;

     - the number of shares involved;

     - the price at which the shares were sold;

     - the commissions paid or discounts or concessions allowed to these broker-dealers, where applicable;

     - that the broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

     - other facts material to the transactions.

     Each selling securityholder and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, and the rules and regulations thereunder, including, without limitation, Regulation M of the Securities Exchange Act of 1934, which may limit the timing of purchases and sales of any of the common shares by the selling securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the common shares to engage in market-making activities with respect to the common shares. All of the foregoing may affect the marketability of the common shares and the ability of any person or entity to engage in market-making activities with respect to the common shares.

     We may be indemnified by a selling securityholder against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling securityholder specifically for inclusion in this prospectus, in accordance with the registration rights agreement, or we may be entitled to contribution. The selling securityholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of our common shares against civil liabilities, including liabilities under the Securities Act.

                             SELLING SECURITYHOLDERS

     On September 23, 2003, we completed the sale of 74,699,548 units on a pre-consolidated basis. The units were issued pursuant to a resolution of our board of directors dated September 10, 2003. Each unit consisted of one pre-consolidation common share and one pre-consolidation warrant. Following the consolidation of our shares on a one-for-seven basis, these units represent 10,671,364 common shares and 10,671,364 warrants. As part of the sale of the units, a total of 1,004,336 agent's warrants (on a post-consolidated basis) were granted to the agents who participated in the private placement of the units. Each agent's warrant is exercisable for one common share at an exercise price of $8.05 per common share until September 23, 2008.

     Each warrant, including the agent's warrants, is exercisable into one common share at an exercise price of $8.05 per share (subject to adjustment as provided by the terms of the warrants and warrant indenture). The selling securityholders may exercise the warrants on or before September 23, 2008. We may call the warrants at any time should the closing price of the common shares equal or exceed $17.50 on the Toronto Stock Exchange for 20 consecutive trading days and the warrantholders must exercise their rights prior to the expiration of a 30-day notice period or any and all further exercise rights with respect to that portion of their warrants shall cease upon the expiration of the notice period. In any three-month period no more than the lesser of (i) 20% of the aggregate amount of warrants initially issued to a warrantholder or (ii) the number of warrants held by the warrantholder, may be called by us and we may not call additional warrants in any subsequent three-month period unless all the conditions are again met. All warrants must be called simultaneously on the same terms. It shall be a condition to any transfer or exchange of warrants that the transferring warrantholder and the new warrantholder enter into a written agreement pursuant to which they agree to allocate on a pro rata basis any call of warrants by us, such that we shall have the right to call the same number of warrants that we would have called if the transfer or exchange had not occurred, occurring from and after the effective date of such transfer or exchange

     U.S. Purchasers of Units

     We agreed, in a registration rights agreement, that we would register for the holders in the United States the common shares and the common shares that are issuable upon exercise of the warrants. Accordingly, we filed a registration statement on Form F-3 (File No. 333-109876) with the SEC on October 22, 2003, which the SEC declared effective on October 30, 2003. We also agreed to use commercially reasonable efforts to cause that registration statement to remain continuously effective until the earlier of (i) such date as all of the securities that can be sold under the prospectus which forms a part of that registration statement by the selling securityholders have been sold, and (ii) such time as the securities covered by the prospectus which forms a part of that registration statement are no longer subject to restrictions on resale as provided in Rule 144(k) under the Securities Act of 1933. The form of registration rights agreement and the warrant indenture were filed as exhibits to the registration statement filed with the SEC on October 22, 2003.

     We agreed, in the U.S. purchase agreement, that we will prepare and submit to Nasdaq an application to list our common shares on the Nasdaq SmallCap Market. If our common shares are not listed on the Nasdaq SmallCap Market on or before May 1, 2004 we will make pro rata payments to each U.S. purchaser as liquidated damages in an amount equal to 1.5% of the aggregate amount invested by such U.S. purchaser for each 30-day period or pro rata for any portion thereof following May 1, 2004 until the common shares are listed on the Nasdaq SmallCap Market. The May 1, 2004 deadline shall be extended, if necessary, and we will not have to pay any liquidated damages until four weeks after such time as we meet the requirements of Nasdaq Marketplace Rules 4310(c)(2)(A)(ii) and 4310(c)(4) for inclusion of our common shares on the Nasdaq SmallCap Market. The form of U.S. purchase agreement was filed as an exhibit to the registration statement filed with the SEC on October 22, 2003.

Canadian Purchasers of Units

     A total of 5,107,994 post-consolidation common shares and 5,107,994 post-consolidation common shares underlying the warrants were issued to Canadian purchasers of the units in the September 23, 2003 private placement transaction. Of these, a total of 4,624,821 post-consolidation common shares and 4,624,821 post-consolidation common shares underlying warrants are included in the registration statement of which this prospectus forms a part.

Edwards Lifesciences LLC and Edwards Lifesciences (U.S.) Inc.

     Edwards converted 4,981,128 Series A cumulative participating preferred shares of World Heart Inc., a subsidiary of WorldHeart, into 711,589 post-consolidation common shares on September 22, 2003.

     On November 25, 2003, WorldHeart's shareholders approved an amendment to the Articles of Incorporation of WorldHeart to permit the conversion of 1,374,570 Series A Shares of WorldHeart held by Edwards Lifesciences (U.S.) Inc. into 500,000 post-consolidation common shares and warrants to acquire 1,000,000 post-consolidation common shares at an exercise price of $8.05 per share, expiring November 27, 2008. Further to the approval of the shareholders, on November 26, 2003, WorldHeart filed Articles of Amendment to amend the rights and privileges of the Series A Shares and on November 27, 2003 Edwards Lifesciences (U.S.) Inc. converted its 1,374,570 Series A Shares into 500,000 post-consolidation common shares and warrants to acquire 1,000,000 post-consolidation common shares.

     The common shares issued to Edwards and the common shares and common shares underlying the warrants issued to Edwards Lifesciences (U.S.) Inc. are included in the registration statement of which this prospectus forms a part.

Agent's warrants

     The agent for the Canadian purchasers of the units was issued a total of 448,000 post-consolidation warrants, at an exercise price of $8.05 per share expiring September 23, 2008. The common shares underlying these warrants are included in the registration statement of which this prospectus forms a part.

Shares being registered

     This registration statement is being filed to register the 5,836,410 post-consolidation common shares issued to the Canadian purchasers of units who have elected to participate in this registration, Edwards and Edwards Lifesciences (U.S.) Inc., as outlined above, and the 6,072,821 post-consolidation common shares underlying the warrants issued to the Canadian purchasers of units, Edwards Lifesciences (U.S.) Inc. and the Canadian agent, also as outlined above.

     The selling securityholders will determine the number of common shares that they actually sell. This will depend upon a number of factors, including, among other things, the market price of the common shares. Because the selling securityholders may offer all, some or none of the common shares that they hold, and because the offering contemplated by this prospectus is currently not being under-written, we cannot estimate the number of common shares that will be held by the selling securityholders upon or prior to the termination of this offering. For purposes of the table below, we assume that each warrant is exercisable into one common share. We also assume that the selling securityholders will sell all common shares offered hereby. This is reflected under "Beneficial Ownership After the Offering."

     All information as to beneficial ownership of common shares has been furnished by or on behalf of the selling securityholders. Except as described above, the selling securityholders have sole voting and investment power over the common shares listed in the table. The selling securityholders have not had a material relationship with WorldHeart or any of its affiliates within the past three years.

     WorldHeart is authorized to issue (i) an unlimited number of common shares without par value, of which 15,023,781 post-consolidation common shares are issued and outstanding, as at December 19, 2003, and (ii) an unlimited number of preferred shares without par value, issuable in series, of which 1,374,570 Series A Shares are authorized and none are issued and outstanding. The beneficial ownership information in the table below is based on 15,023,781 common shares outstanding as of December 19, 2003.



                                      Beneficial Ownership                                        Beneficial Ownership
                                       Before the Offering                                         After the Offering
                               -----------------------------------                       --------------------------------------
                                                                       Common Shares
                               Number of Common      Percentage of        Offered        Number of Common       Percentage of
           Name                     Shares               Class             Hereby              Shares               Class
---------------------------    ----------------     ---------------    -------------     ------------------    -----------------
AIG Global Investment
Corp. (Canada)..........          1,345,714(1)             0.09          1,345,714               -                  -

RBC Canadian Growth Fund          1,177,142(2)             0.08          1,177,142               -                  -

Sceptre Pooled Investment
Fund Small Capitalization
Section.................          1,742,856(3)             0.12          1,742,856               -                  -

Sceptre Equity Growth Fund        1,222,856(4)             0.08          1,222,856               -                  -

-----------

(1) This number includes 672,857 common shares held directly and 672,857 common shares issuable upon exercise of the warrants, which common shares are covered by this prospectus.

(2) This number includes 588,571 common shares held directly and 588,571 common shares issuable upon exercise of the warrants, which common shares are covered by this prospectus.

(3) This number includes 871,428 common shares held directly and 871,428 common shares issuable upon exercise of the warrants, which common shares are covered by this prospectus.

(4) This number includes 611,428 common shares held directly and 611,428 common shares issuable upon exercise of the warrants, which common shares are covered by this prospectus.


                                      Beneficial Ownership                                        Beneficial Ownership
                                       Before the Offering                                         After the Offering
                               -----------------------------------                       --------------------------------------
                                                                       Common Shares
                               Number of Common      Percentage of        Offered        Number of Common       Percentage of
           Name                     Shares               Class             Hereby              Shares               Class
---------------------------    ----------------     ---------------    -------------     ------------------    -----------------

Natcan Investment
Management Inc..........            782,854(5)           0.05            782,854                 -                   -

Marquest Burnac Canadian
Equity Growth...........             18,628(6)           0.00             18,628                 -                   -

Marquest Canadian Equity
Fund....................            102,856(7)           0.01            102,856                 -                   -

Marquest Canadian Equity
Growth Fund.............            246,142(8)           0.02            246,142                 -                   -

Marquest Balanced Fund..             63,800(9)           0.00             63,800                 -                   -

Bank of Nova Scotia
General Office Account..            219,142(10)          0.01            219,142                 -                   -

Scotia Canadian Growth Fund         505,714(11)          0.03            505,714                 -                   -


(5) This number includes 391,427 common shares held directly and 391,427 common shares issuable upon exercise of the warrants, which common shares are covered by this prospectus.

(6) This number includes 9,314 common shares held directly and 9,314 common shares issuable upon exercise of the warrants, which common shares are covered by this prospectus.

(7) This number includes 51,428 common shares held directly and 51,428 common shares issuable upon exercise of the warrants, which common shares are covered by this prospectus.

(8) This number includes 123,071 common shares held directly and 123,071 common shares issuable upon exercise of the warrants, which common shares are covered by this prospectus.

(9) This number includes 31,900 common shares held directly and 31,900 common shares issuable upon exercise of the warrants, which common shares are covered by this prospectus.

(10) This number includes 109,571 common shares held directly and 109,571 common shares issuable upon exercise of the warrants, which common shares are covered by this prospectus.

(11) This number includes 252,857 common shares held directly and 252,857 common shares issuable upon exercise of the warrants, which common shares are covered by this prospectus.


                                      Beneficial Ownership                                        Beneficial Ownership
                                       Before the Offering                                         After the Offering
                               -----------------------------------                       --------------------------------------
                                                                       Common Shares
                               Number of Common      Percentage of        Offered        Number of Common       Percentage of
           Name                     Shares               Class             Hereby              Shares               Class
---------------------------    ----------------     ---------------    -------------     ------------------    -----------------

Scotia Canadian Small Cap
Fund....................           118,000(12)           0.01             118,000               -                   -

Sogesbio.................          114,284(13)           0.01             114,284               -                   -

BioCapital Global Pooled
Fund....................            71,428(14)           0.00              71,428               -                   -

BioCapital Biotechnology
and Healthcare Fund.....           371,428(15)           0.02             371,428               -                   -

Sherfam Inc.............         1,114,800(16)           0.07             832,514            282,286               0.02

YMG Private Wealth
Opportunities Fund......           419,282(17)           0.03             314,284            104,998               0.01

Edward Lifesciences LLC            880,160(18)           0.06             711,589            168,571               0.01

-----------------

(12) This number includes 59,000 common shares held directly and 59,000 common shares issuable upon exercise of the warrants, which common shares are covered by this prospectus.

(13) This number includes 57,142 common shares held directly and 57,142 common shares issuable upon exercise of the warrants, which common shares are covered by this prospectus.

(14) This number includes 35,714 common shares held directly and 35,714 common shares issuable upon exercise of the warrants, which common shares are covered by this prospectus.

(15) This number includes 185,714 common shares held directly and 185,714 common shares issuable upon exercise of the warrants, which common shares are covered by this prospectus.

(16) This number includes 416,257 common shares held directly, 416,257 common shares issuable upon exercise of the warrants, which common shares are covered by this prospectus, and 282,286 common shares issuable upon exercise of warrants, which common shares are not covered by this prospectus.

(17) This number includes 157,142 common shares held directly and 157,142 common shares issuable upon exercise of the warrants, which common shares are covered by this prospectus, and 104,998 common shares issuable upon exercise of warrants, which common shares are not covered by this prospectus.

(18) This number includes 711,589 common shares held directly, which common shares are covered by this prospectus, and 168,571 common shares issuable upon the exercise of warrants, which common shares are not covered by this prospectus.



                                      Beneficial Ownership                                        Beneficial Ownership
                                       Before the Offering                                         After the Offering
                               -----------------------------------                       --------------------------------------
                                                                       Common Shares
                               Number of Common      Percentage of        Offered        Number of Common       Percentage of
           Name                     Shares               Class             Hereby              Shares               Class
---------------------------    ----------------     ---------------    -------------     ------------------    -----------------

Edwards Lifesciences
(U.S.) Inc..............         1,614,948(19)           0.11              1,500,000          114,948               0.01

Research Capital
Corporation.............           448,000(20)(21)       0.03                448,000             -                   -
                               ================     ===============    =============     ==================    =================
     Total                      12,580,034               0.84             11,909,231          670,803               0.04


                               MATERIAL CONTRACTS

     On June 30, 2000, we entered into a distribution agreement with Edwards whereby Edwards would be the sole distributor, except in the United States, of our heart assist and heart replacement products for a period of five years commencing July 1, 2000. As a result of the distribution agreement, WorldHeart is obligated to pay Edwards a minimum annual fee of $2 million less the actual gross margin for the duration of the agreement. On June 30, 2000, we also entered into a supply agreement with Edwards whereby Edwards would be the sole supplier of certain components of our heart assist products for a period of five years. We are currently in discussions with Edwards to take back our distribution rights in all territories, with the exception of Japan, and to establish a direct sales structure commencing in Europe. We have not yet reached a definitive agreement with Edwards.

     On June 30, 2000, we issued Series A Shares to Edwards Lifesciences (U.S.) Inc. for US$20.0 million that were convertible at Edward's option after June 30, 2006 into 196,367 post-consolidation common shares (representing a per share conversion price of US $101.85), plus additional common shares for the accumulated but unpaid dividends to the date of conversion, without payment of additional consideration. These preferred shares are non-voting. Edwards could nominate one director of WorldHeart pursuant to a shareholders agreement. These shares are callable for cash at the face amount plus accumulated but unpaid dividends at our option at any time up to June 30, 2007, at which time they are mandatorily redeemable for the face amount of US$20.0 million plus accumulated dividends. Dividends accumulate at 5% per year for the first three years and 10% per year for years four through seven.

----------

(19) This number includes 500,000 common shares held directly, 1,000,000 common shares issuable upon exercise of the warrants, which common shares are covered by this prospectus, and 114,948 common shares issuable upon the exercise of warrants, which common shares are not covered by this prospectus.

(20) This number includes 448,000 common shares issuable upon exercise of the agent's warrants, which common shares are covered by this prospectus.

(21) Mr. William C. Garriock, a member of our board of directors, is a nominee of Research Capital Corporation, the Canadian placement agent in the September 2003 private placement transaction, pursuant to the agency agreement dated September 22, 2003 between Research Capital Corporation and WorldHeart.

     On September 22, 2003, we entered into a Conversion Agreement with Edwards Lifesciences (U.S.) Inc. which provided that, subject to shareholder approval, WorldHeart would acquire for cancellation the 1,374,570 Series A Shares of WorldHeart held by Edwards Lifesciences (U.S.) Inc. by issuing to Edwards Lifesciences (U.S.) Inc. upon the conversion of those shares, 500,000 post-consolidation common shares of WorldHeart and 1,000,000 warrants, each exercisable for one post-consolidation common share of WorldHeart. On November 25, 2003, WorldHeart's shareholders approved an amendment to the Articles of Incorporation of WorldHeart to permit the conversion of 1,374,570 Series A Shares of WorldHeart into 500,000 post-consolidation common shares and warrants to acquire 1,000,000 post-consolidation common shares at an exercise price of $8.05 per share, expiring November 27, 2008. On November 26, 2003, WorldHeart filed Articles of Amendment to amend the terms of the Series A Shares and on November 27, 2003 Edwards Lifesciences (U.S.) Inc. converted its 1,374,570 Series A shares into 500,000 post-consolidation common shares and warrants to acquire 1,000,000 post-consolidation common shares.

     On May 24, 2000, WorldHeart, Edwards, Novacor and World Heart Inc. entered into a contribution agreement pursuant to which World Heart acquired the assets and liabilities of Novacor from Edwards through World Heart Inc. On May 24, 2000, WorldHeart and Edwards also entered into an exchange agreement pursuant to which Edwards received the right for one year following the second anniversary of the issuance to it of 4,981,128 Series A cumulative participating preferred shares of World Heart Inc. to require us to exchange those shares for an equal number of WorldHeart common shares. On May 8, 2002, WorldHeart and Edwards amended the exchange agreement and the contribution agreement to extend the period of time within which Edwards could require the exchange of shares to two years and to extend the commencement date of the exchange window by one year. As consideration for the extension of this period, Edwards agreed that the dividend payable on its preferred shares would be decreased by one percent effective July 1, 2002. On September 22, 2003, WorldHeart and Edwards amended the exchange agreement to shorten the commencement date of the exchange window by one year and Edwards exchanged the 4,981,128 Series A cumulative participating preferred shares of World Heart Inc. for 4,981,128 pre-consolidation common shares, being 711,589 post-consolidation common shares.

     In November 2001, WorldHeart was approved for a grant from Technology Partners Canada (TPC) pursuant to a TPC agreement with the Minister of Industry for Canada. The amount to be received pursuant to this grant is equal to the lesser of $9.98 million or 31.1% of eligible costs incurred by us in connection with the prototype development and clinical trials of HeartSaver. These costs are subject to review and acceptance by Industry Canada. WorldHeart is required to pay TPC a royalty equal to 1% of gross revenues from the first version of HeartSaver for a period of six years from commencement of commercial sales. If by the end of this period cumulative royalties have not reached $19.7 million, the royalty period will continue for a further four years or until cumulative royalties are $19.7 million, whichever comes first. As part of the agreement, TPC received 650,000 warrants for 92,857 post-consolidation common shares of WorldHeart, exercisable until December 2006 at an exercise price of $46.27 per share. On May 21, 2003, the agreement was amended in order to allow changes in the HeartSaver development program to be considered eligible costs. TPC's royalty was also amended to .65% of consolidated gross business revenues for a period commencing in January 2004 and ending in January 2012. In the event that cumulative royalty payments have not reached $26.4 million by this date, the royalty period will continue for a further three years or until the cumulative royalties reach $26.4 million, whichever comes first.

     On December 19, 2001, pursuant to a private placement, we issued 3,027,000 special warrants for net proceeds of $14,886,649 after deducting expenses of the placement of $1,761,851. Each special warrant was convertible without additional consideration into one common share of WorldHeart and one warrant to purchase one common share, resulting in the issuance of 432,428 post-consolidation common shares and 432,428 post-consolidation common share warrants. Each warrant is exercisable at a price of $42.07 per share until January 24, 2004. In connection with the private placement of the special warrants, on December 19, 2001, we entered into an underwriting agreement with Yorkton Securities Inc. and First Associates Investments Inc. We granted the underwriters and agents 157,490 warrants to acquire an aggregate of 157,490 underwriters' compensation options. On a post-consolidation basis, seven such options entitle the holder to acquire one common share of WorldHeart, for a total of 22,498 common shares, and one underwriters' underlying warrant, for a total of 22,498 underlying warrants at an exercise price of $42.35 per share. The underwriters' compensation options are exercisable for a four-year period ending December 19, 2005. Each underwriters' underlying warrant entitles the holder to acquire one common share at an exercise price of $42.07 per share until December 19, 2003.

     In connection with the December 19, 2001 transaction, on January 17, 2002, we filed a final short-form prospectus with Canadian securities regulatory authorities to qualify the 432,428 post-consolidation common shares and 432,428 post-consolidation warrants assumable upon the exercise of the special warrants and 157,490 underwriters' compensation options assumable upon the exercise of the underwriters' warrants. All of the special warrants were deemed to have been exercised by the holders on January 24, 2002.

     In connection with the formation of 2007262 Ontario Inc. on December 19, 2001 we entered into an asset transfer agreement with 2007262 Ontario Inc. pursuant to which WorldHeart sold to 2007262 Ontario Inc. certain technology in exchange for 100,000 Series 2 preferred shares of 2007262 Ontario Inc. and a promissory note in the amount of $2,000,000. The promissory note was repaid to WorldHeart from the proceeds of Series 1 preferred shares of 2007262 Ontario Inc., subscribed for by New Generation Biotech (Equity) Inc. or "NewGen." The balance of the Series 1 preferred share proceeds were used to improve and enhance the technology transferred by WorldHeart. On January 31, 2003, and pursuant to the terms of the agreement, NewGen redeemed the Series 1 preferred shares for 637,000 pre-consolidation common shares of WorldHeart and 637,000 pre-consolidation warrants of WorldHeart, being 91,000 common shares and 91,000 warrants on a post-consolidation basis. Each warrant is exercisable into one common share of WorldHeart at a price of $42.07 at any time up to January 24, 2004.

     On December 18, 2002, we entered into a $2,000,000 non-revolving term credit agreement. The loan had a maturity of June 18, 2003 and an interest rate of 2% per month. The loan was collateralized by a general security agreement granting a security interest in all of our assets. We issued 200,000 pre-consolidation warrants, being 28,571 post-consolidation warrants, to the lender, each post-consolidation warrant being exercisable for one common share of WorldHeart at a price of $9.10 per share exercisable until December 18, 2007. This loan was repaid in full on January 28, 2003 and the security agreements were discharged.

     In separate transactions on January 3, 2003 and January 8, 2003, we completed private placements totaling 2,343,750 units at a price of $1.28 per unit for gross proceeds of $3,000,000 (issue costs were $384,728). Each unit comprises one pre-consolidation common share and one warrant to purchase a pre-consolidation common share, for a total of 334,821 post-consolidation common shares and 334,821 post-consolidation warrants. Each post-consolidation warrant is exercisable into one common share at an exercise price of $11.20 per share for a period of five years. In association with the transaction we also granted 234,374 broker warrants, being 33,482 post-consolidation broker warrants, to the placement agent. Each post-consolidation broker warrant is exercisable at a price of $11.20 per share into one common share and one compensation warrant at any time prior to December 31, 2004. Each compensation warrant is exercisable into one common share of WorldHeart at a price of $11.20 per common share at any time prior to December 31, 2007.

     On January 28, 2003, we entered into a senior loan agreement for loans totaling $7,000,000 and a subordinated loan agreement for loans totaling $3,000,000 and an intercreditor agreement. The loans were originally scheduled to mature on July 31, 2003 and bear interest rates of 18% per annum payable monthly in arrears. The loans were to be repaid in full on the earlier of the maturity date or the completion of a replacement financing. These loans were amended to extend the maturity date from July 31, 2003 to August 15, 2003 and then further extended to September 23, 2003. The loans were repaid on September 23, 2003. We paid the lenders a fee of 4% and issued them a total of 3,000,000 pre-consolidation warrants, or 428,571 post-consolidation warrants, with each post-consolidation warrant exercisable into one common share of WorldHeart for a period of five years at a price of $11.20 per share. As collateral for the loans, we entered into general security agreements granting a security interest in all of our assets. Upon repayment of the loans, the security agreements were discharged.

     On April 2, 2003, we issued 1,000,000 pre-consolidation common shares, or 142,857 post-consolidation common shares, at a price of $11.20 per share for gross proceeds of $1,600,000 pursuant to the exercise of previously issued warrants with an expiry date of January 2, 2008. As compensation for the early exercise of the warrants an additional 1,760,000 pre-consolidation or 251,428 post-consolidation warrants were issued. These warrants are exercisable into common shares of WorldHeart at $11.20 per share until April 2, 2008.

     On July 23, 2003, we entered into a Note Purchase Facility Agreement with Export Development Canada to assist WorldHeart in its export marketing activities by permitting customers outside of Canada to pay for purchases by issuing a note payable at an agreed future date, with Export Development Canada purchasing the note from WorldHeart. The facility is for a maximum of US$4,000,000 and will carry an interest rate as set for each note purchase by Export Development Canada, payable semi-annually in arrears.

     On July 30, 2003, we issued Senior Subordinated Convertible Debentures in the principal amount of $1,200,000, guaranteed by WorldHeart Inc., to Sherfam Inc. and YMG Private Wealth Opportunities Fund (YMG) and an amended and restated intercreditor agreement. The debentures had a maturity date of October 29, 2003 and were convertible at the holder's option into common shares of WorldHeart for $1 per share. The debentures were callable by us at any time after September 15, 2003, upon payment of the outstanding principal amount plus accrued interest, subject to the prior right of the holders to convert. The debentures had an interest rate of 14% per annum, and, in connection with the sale, warrants to purchase 1,200,000 pre-consolidation common shares, or 171,428 post-consolidation common shares at an exercise price of $8.40 per share for a period of three years were issued. As security for the debentures, we entered into a general security agreement granting a security interest in all of our assets. The debentures were repaid, in full, to YMG on September 23, 2003 and to Sherfam Inc. on September 24, 2003 and the security agreements were discharged.

     On September 4, 2003, we entered into a Bridge Loan Agreement with Sherfam Inc. and Edwards providing a loan of $1,000,000. The loan bore interest at a rate of 14% per annum payable monthly in arrears and was repayable, in full, at the earlier of the completion of a financing event and October 22, 2003. The loan also carried a fee of 4%, payable at the time of repayment, and in connection with the loan we issued 830,000 pre-consolidation warrants, or 118,571 post-consolidation warrants with each warrant exercisable into one common share of WorldHeart at a price of $8.40 per share exercisable until October 16, 2006. This loan was repaid, in full, on September 23, 2003.

     On September 10, 2003, we entered into the Novacor Liquidating Trust Buyout Agreement which provided WorldHeart with a right to repurchase, upon the payment of US$1,500,000, the Novacor

Liquidating Trust's entitlement to royalties on revenues generated from the sale of our Novacor LVAS and equipment. On September 22, 2003 we exercised our repurchase right.

     On September 23, 2003, we completed a private placement in Canada and the United States of 74,699,458 units at a price of $0.85 per unit for gross proceeds of $63,492,980 (issue costs were $6,692,980). Each unit comprised one pre-consolidation common share and one warrant to purchase a pre-consolidation common share of WorldHeart, representing a total of 74,699,458 pre-consolidation common shares, or 10,671,351 post-consolidation common shares, and 74,699,458 pre-consolidation warrants, or 10,671,351 post-consolidation warrants. Each post-consolidation warrant is exercisable into one common share at an exercise price of $8.05 per share (subject to adjustment as provided by the terms of the warrant and warrant indenture) until September 22, 2008. In association with the transaction we also granted 7,030,355 pre-consolidation, or 1,004,336 post-consolidation agents' warrants to the agents. Each post-consolidation agents' warrant is exercisable at a price of $8.05 per share into one common share for a period of five years. As part of the private placement, WorldHeart entered into, on September 23, 2003, a registration rights agreement with the purchasers of units in the United States in which we agreed to register the common shares and the common shares that are issuable upon exercise of the warrants held by them. On October 22, 2003, we filed a registration statement on Form F-3 (File No. 333-109876) with the SEC, which the SEC declared effective on October 30, 2003. We also entered into a warrant indenture with CIBC Mellon Trust Company, as warrant agent, which sets forth the terms and conditions of the warrants issued to the purchasers of units in Canada and the United States and an agency agreement with the Canadian agent, Research Capital Corporation which set forth certain representations and warranties and terms and conditions with respect to the issue of units to purchasers in Canada. The form of registration rights agreement and the warrant indenture were filed as exhibits to the registration statement filed with the SEC on October 22, 2003.

                              EXPENSES OF THE ISSUE

     We will pay the following estimated expenses (not including underwriting discounts and commissions and expenses reimbursed by us) to be incurred in connection with the issuance and distribution of the common shares to which this prospectus relates. Other than the SEC filing fee, all of these expenses are estimated.


   SEC filing fee...............................             $US7,254.84
   Accounting fees and expenses.................            $US25,000.00
   Legal fees and expenses .....................            $US50,000.00
   Printing and engraving expenses..............             $US1,000.00
   Miscellaneous ...............................             $US1,000.00
   Total .......................................            $US84,254.84

                                  SHARE CAPITAL

         The authorized share capital of WorldHeart consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, issuable in series. As of December 19, 2003, there are approximately 15,023,781 post-consolidation common shares and no preferred shares were outstanding.

     Common Shares

     The common shares entitle the holders thereof to one vote at meetings of the shareholders of WorldHeart, except meetings at which only the holders of another class or series of shares are entitled to vote and, subject to the prior rights of holders of any preferred shares, to receive any dividends declared by the board of directors and to receive the property of WorldHeart upon liquidation, dissolution or winding up. All outstanding common shares and preferred shares are fully paid and non-assessable.

     On November 25, 2003, the shareholders of WorldHeart approved an amendment to the Articles of Incorporation of WorldHeart to consolidate our common shares on the basis of one new common share for seven existing common shares. On December 1, 2003, WorldHeart filed Articles of Amendment effecting the share consolidation. The numbers presented in this section are presented with the numbers of common shares and common share prices adjusted retroactively to reflect the consolidation of common shares on a one-for-seven basis.

     As at January 1, 2000, a total of 2,021,506 common shares were issued, outstanding, and fully paid.

Common shares issued during the past three fiscal years and the current fiscal year to date are described below:

     2000

     During the period beginning January 10, 2000 and ending October 20, 2000, we issued, on a post-consolidated basis, a total of 1,754 common shares upon the exercise of options pursuant to WorldHeart's ESOP, at prices ranging from $47.60 to $88.69 per share, for total gross and net proceeds of $116,154.

     On January 20, 2000, we issued 332 post-consolidation common shares upon the exercise of warrants.

     On February 28, 2000, we issued 1,871 post-consolidation common shares upon the exercise of warrants for total gross and net proceeds of $97,988. These warrants were exercised by underwriters of previous equity issues who exercised a portion of their compensation warrants.

     On March 17, 2000, we completed a public offering of 121,428 post-consolidation common shares for net proceeds of $15,132,742 after deducting issue costs of $199,133.

     On August 16, 2000, we issued 12,740 post-consolidation common shares on exercise of warrants for total gross and net proceeds of $667,066. These warrants were exercised by underwriters of previous equity issues who exercised a portion of their compensation warrants.

     2001

     During the period beginning September 17, 2001 and ending October 12, 2001, on a post-consolidated basis, a total of 24,900 common shares were repurchased by us and cancelled, at a price of $34.16 per share, for a total gross and net cost to us of $850,584.

     On December 19, 2001, we completed, on a pre-consolidated basis, a private placement of 3,027,000 special warrants at a per-unit price of $5.50, for total net proceeds of $14,886,649 after deducting issue costs of $1,761,851. Each special warrant was convertible into one pre-consolidation common share and, on a post-consolidated basis, in January 2002, the special warrants were converted into a total of 432,428 common shares and 432,428 warrants at an exercise price of $42.07 per share for a period of two years.

     2002

     No common shares were issued.

     2003

     In January 2003, we completed, on a pre-consolidated basis, a private placement of 2,343,750 units at a per-unit price of $1.28, for total net proceeds of $2,615,272 after deducting issue costs of $384,728. Each unit was comprised of one pre-consolidation common share and one pre-consolidation warrant to purchase a common share, or on a post-consolidated basis, a total of 334,821 common shares and 334,821 warrants for a period of five years at a price of $11.20 per share

     On January 31, 2003, and pursuant to the terms of an asset transfer agreement between us and 2007262 Ontario Inc., New Generation Biotech (Equity) Fund Inc. exchanged Series 1 preferred shares of 2007262 Ontario Inc. for 91,000 post-consolidation common shares of WorldHeart and 91,000 post-consolidation warrants of WorldHeart at an exercise price of $42.07 per share expiring January 24, 2004. Net proceeds to us totaled $3,420,016 after deducting issue costs of $83,485.

     On April 2, 2003, we issued 142,857 post-consolidation common shares at a price of $11.20 per share for net proceeds of $1,568,242 after deducting transaction costs of $31,758, pursuant to the exercise of previously issued warrants with an expiry date of January 2, 2008.

     On September 23, 2003, we completed, on a pre-consolidated basis, a private placement of 74,699,548 units, of which 35,756,000 units were sold to Canadian purchasers at a per-unit price of $0.85, and 38,943,548 units were sold to purchasers in the United States at a per-unit price of approximately US$0.62, for total net proceeds of $56,800,000 after deducting issue costs of $6,692,980. A total of 10,671,364 post-consolidation common shares and an equivalent number of warrants were issued as a result of this transaction.

     On September 22, 2003, we issued 711,589 post-consolidation common shares in exchange for 4,981,128 Series A cumulative participating preferred shares of World Heart Inc., a subsidiary of WorldHeart, held by Edwards.

     On November 27, 2003, we issued 500,000 post-consolidation common shares and 1,000,000 post-consolidation warrants, exercisable at $8.05 per share expiring November 27, 2008 to Edwards Lifesciences (U.S.) Inc. on conversion of 1,374,750 Series A Shares of WorldHeart.

     On December 12, 2003, we issued 5,000 post-consolidation common shares on the exercise of warrants at a price of $8.40, for total gross proceeds of $42,000.

     As of December 19, 2003, 15,023,781 post-consolidation common shares were outstanding.

     Preferred Shares

     The board of directors has the authority to issue an unlimited number of preferred shares, issuable in series, and to determine prior to any such issuance the price, rights, preferences privileges and restrictions, including voting rights, of those shares without any further vote or action by the share-holders. Preferred shares may, at the discretion of the board of directors, be entitled to preference over the common shares and any other shares ranking junior to the preferred shares with respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding up. If any cumulative dividends or amounts payable on return of capital are not paid in full, preferred shares of all issued series would participate rateably in accordance with the amounts that would be payable on such shares if all such dividends were declared and paid in full or the sums which would be payable on such shares on the return of capital if all amounts so payable were paid in full, as the case may be.

     On May 24, 2000, WorldHeart and Edwards entered into an exchange agreement pursuant to which Edwards received the right for one year following June 30, 2002 to require WorldHeart to exchange 4,981,128 Series A cumulative participating preferred shares of World Heart Inc. issued to it on June 30, 2000 for an equal number of WorldHeart common shares. On May 8, 2002, WorldHeart and Edwards amended the exchange agreement to extend the period of time within which Edwards may require the exchange of shares to two years and to extend the commencement date of the exchange window to June 30, 2003. As consideration for the extension of this period, Edwards agreed that the dividend payable on its preferred shares of World Heart Inc. would be decreased by one percent effective July 1, 2002.

     On June 30, 2000, we issued Series A Shares to Edwards Lifesciences (U.S.) Inc. for US$20.0 million that were convertible at Edwards Lifesciences (U.S.) Inc.'s option after June 30, 2006 into 1,374,570 pre-consolidation common shares (representing a per share conversion price of US $14.55). These preferred shares were non-voting except that Edwards could nominate one director of WorldHeart. These shares were callable for cash at the face amount plus accumulated but unpaid dividends at our option at any time up to June 30, 2007, at which time they were to be mandatorily redeemable for the face amount of US$20.0 million plus accumulated dividends. Dividends accumulated at 5% per year for the first three years and 10% per year for years four through seven.

     On September 22, 2003, WorldHeart and Edwards amended the exchange agreement to shorten the commencement date of the exchange window by one year and Edwards converted 4,981,128 Series A cumulative participating preferred shares of World Heart Inc. into 711,589 post-consolidation common shares on September 22, 2003.

     On September 22, 2003, we entered into a Conversion Agreement with Edwards Lifesciences (U.S.) Inc. that provided that, subject to shareholder approval, WorldHeart would acquire for cancellation the 1,374,570 Series A Shares of WorldHeart held by Edwards Lifesciences (U.S.) Inc. by issuing to Edwards Lifesciences (U.S.) Inc. upon the conversion of those shares, 500,000 post-consolidation common shares of WorldHeart and 1,000,000 post-consolidation warrants, each exercisable for one common share of WorldHeart at $8.05.

     On November 25, 2003, WorldHeart's shareholders approved an amendment to the Articles of Incorporation of WorldHeart to permit the conversion of 1,374,570 Series A Shares of WorldHeart held by Edwards Lifesciences (U.S.) Inc. into 500,000 post-consolidation common shares and warrants to acquire 1,000,000 post-consolidation common shares at an exercise price of $8.05 per share, expiring November 27, 2008. Further to the approval of the shareholders, on November 26, 2003, WorldHeart filed Articles of Amendment to amend the rights and privileges of the Series A Shares and on November 27, 2003 Edwards Lifesciences (U.S.) Inc. converted its 1,374,570 Series A shares into 500,000 post-consolidation common shares and warrants to acquire 1,000,000 post-consolidation common shares.

                                    DIVIDENDS

     To date, we have not paid any dividends on our common shares. Our policy at the present time is to retain earnings for corporate purposes. The payment of dividends in the future will depend on the earnings and financial condition of WorldHeart and on such other factors as the board of directors may consider appropriate.

                                     EXPERTS

     The financial statements of WorldHeart as of December 31, 2002 and December 31, 2001, and the consolidated statements of loss, shareholders' equity (deficiency) and cash flows for the years ended December 31, 2002, December 31, 2001 and December 31, 2000, have been incorporated herein by reference in reliance upon the report of PricewaterhouseCoopers LLP independent auditors, as indicated in their reports with respect thereto, and included herein in reliance on the authority of that firm as experts in accounting and auditing in giving those reports. WorldHeart's lawyers own less than .001% of the issued and outstanding common shares of WorldHeart.

                       ENFORCEABILITY OF CIVIL LIABILITIES

     We are a corporation organized under the laws of Canada. Several of our directors, controlling persons and officers, and the experts named in this prospectus, are residents of Canada, and a substantial portion of their assets and a majority of our assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States upon the directors, controlling persons, officers and experts who are not residents of the United States or to enforce against them judgments of courts of the United States based upon the civil liability under the Federal securities laws of the United States. McCarthy Tetrault LLP, our Canadian counsel, has advised us that there is doubt as to the enforceability in Canada against WorldHeart or against any of its directors, controlling persons, officers or experts, who are not residents of the United States, in original actions or in actions for enforcement of judgments of United States courts, of liabilities based solely upon the Federal securities laws of the United States.

                             ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form F-3 under the Securities Act of 1933, with respect to the resale of the common shares described in this prospectus. This prospectus, which constitutes a part of that registration statement, does not contain all of the information contained in that registration statement and its exhibits. For further information with respect to us and our common shares, you should consult the registration statement and its exhibits. The registration statement and any of its amendments, including exhibits filed as part of the registration statement or an amendment to the registration statement, are available for inspection and copying through the entities listed below.

                       WHERE YOU CAN GET MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934 applicable to foreign private issuers and fulfill the obligations of these requirements by filing reports with the Securities and Exchange Commission. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the Securities and Exchange Commission, within six months after the end of each fiscal year, an annual report on Form 20-F containing financial statements examined and reported on, with an opinion expressed, by an independent public accounting firm. In addition, we furnish the following types of information to the Securities and Exchange Commission under cover of Form 6-K:

     o material information we otherwise make publicly available in reports that we file with regulatory authorities in Canada;
     o    material information that we file with the Toronto Stock Exchange; and
     o    material information we distribute to our shareholders in Canada.

     You may read and copy the registration statement, including the related exhibits, the documents incorporated by reference into this prospectus and any document we file with the Securities and Exchange Commission, without charge at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional office at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. In addition, the registration statement and the documents incorporated by reference into this prospectus are publicly available through the web site maintained by the Securities and Exchange Commission at www.sec.gov.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" into this prospectus information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c) or 15(d) of the Exchange Act (including reports on Form 6-K, if we identify in those reports that they are being incorporated by reference into this prospectus) until we have sold all of the common shares to which this prospectus relates or the offering is otherwise terminated. Each of the following documents are incorporated by reference on a pre-consolidation basis:

     o    our Annual Report on Form 20-F for the year ended December 31, 2002;
          and
     o our Reports on Form 6-K furnished to the SEC on July 10, 2003, July 29, 2003, August 1, 2003, August 7, 2003, August 18, 2003, September
          3, 2003, September 4, 2003, September 15, 2003, September 17, 2003,
          September 23, 2003, September 30, 2003, October 3, 2003, October 21, 2003, October 28, 2003, October 30, 2003, October 31, 2003, November 6,

          2003, November 6, 2003, November 26, 2003, November 28, 2003, December 2, 2003, December 3, 2003, December 4, 2003 and December 5, 2003.

     Each of these filings is available in electronic format, through the SEC's website at www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us. Any requests should be directed to:

                        Mark Goudie
                        Vice President, Finance and Chief Financial Officer 1 Laser Street
                        Ottawa, Ontario K2E 7V1
                        (613) 226-4278

                                  LEGAL MATTERS

     The validity of the common shares offered hereby will be passed upon by McCarthy Tetrault LLP, Ottawa, Canada.

                                     PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 8.  Indemnification of Directors and Officers.

     The Business Corporations Act (Ontario) (the "OBCA") permits a corporation to indemnify a director or officer against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which such director or officer is made a party by reason of his or her status as a director or officer where the director or officer acted honestly and in good faith with a view to the best interests of the corporation, and in the case of a criminal or administrative action or proceeding enforced by monetary penalty, the director or officer had reasonable grounds for believing that his or her conduct was lawful. The OBCA requires the corporation to so indemnify such director or officer who has been substantially successful on the merits of his or her defense of such action or proceeding.

     The Corporation's By-laws provide that the Corporation shall indemnify present and former directors and officers of the Corporation and any person who acts or who has acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and may indemnify any person made a party or threatened to be made a party to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, or administrative, by reason of the fact that such person is or was a shareholder or creditor, against all costs, charges and expenses, including an amount paid to settle an action or to satisfy a judgment, reasonably incurred by such person in any civil, criminal and administrative proceeding to which he is made a party by reason of such position, if such person (i) acted honestly and in good faith with a view to the best interests of the Corporation and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful, unless the same are incurred by his own willful neglect or default, provided that nothing in the By-laws shall relieve any director or officer of any liability imposed upon him by the OBCA, and otherwise to the extent permitted by the OBCA.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

Item 9.  Exhibits.

Exhibit
Number                      Description of Documents
------                      ------------------------

4.1       Form of Common Share Certificate

4.2 Form of Registration Rights Agreement between the Registrant and the purchasers named therein dated September 22, 2003 (Incorporated by reference to Exhibit 4.2 to WorldHeart's Registration Statement on Form F-3, dated October 22, 2003)

4.3 Warrant Indenture between the Registrant and CIBC Mellon Trust Company dated September 22, 2003 (Incorporated by reference to Exhibit 4.3 to WorldHeart's Registration Statement on Form F-3, dated October 22,
          2003)

4.4 Form of U.S. Purchase Agreement for Units (Incorporated by reference to Exhibit 4.4 to WorldHeart's Registration Statement on Form F-3, dated October 22, 2003)

4.5 Agency Agreement between the Registrant and Research Capital Corporation dated September 22, 2003 (Incorporated by reference to
          Exhibit 4.5 to WorldHeart's Registration Statement on Form F-3, dated October 22, 2003)

4.6 Unified System License Agreement dated July 10, 1996 among the Registrant and The Cardiovascular Devices Division of the Ottawa Heart Institute. (Incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form F-1 dated October 8, 1996)

4.7 Biotelemetry License Agreement dated July 10, 1996 among the Registrant and The Cardiovascular Devices Division of the Ottawa Heart Institute. (Incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form F-1 dated October 8, 1996)

4.8 TET License Agreement dated July 10, 1996 among the Registrant and The Cardiovascular Devices Division of the Ottawa Heart Institute. (Incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form F-1 dated October 8, 1996)

4.9       Articles of Amendment, dated November 26, 2003

4.10      Articles of Amendment, dated December 1, 2003

Exhibit
Number                      Description of Documents
------                      ------------------------


5.1 Opinion of McCarthy Tetrault LLP as to the legality of the common shares being registered hereby

23.1      Consent of PricewaterhouseCoopers LLP

23.2 Consent of McCarthy Tetrault LLP (Included in their opinion filed as Exhibit 5.1 hereto)

24.1 Power of Attorney (included on signature pages of this Registration Statement)

Item 10.  Undertakings.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the 23rd day of December, 2003.



                                          WORLD HEART CORPORATION


                                          By:      /s/ D. Mark Goudie
                                             --------------------------------
                                             Name: D. Mark Goudie
                                             Title:Vice President, Finance and
                                                   Chief Financial Officer

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Roderick Bryden and D. Mark Goudie, and each of them severally, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name and place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all the said attorneys-in-fact and agents or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


         Signature                                                    Title

By:   /s/ Roderick M. Bryden                                 Chief Executive Officer, Director
   ---------------------------------                         (Principal Executive Officer)
Name:  Roderick M. Bryden
Date:  December 23, 2003


By:     /s/ D. Mark Goudie                                   Chief Financial Officer
    --------------------------------                         (Principal Financial Officer and Principal Accounting
Name:  D. Mark Goudie                                        Officer)
Date:  December 23, 2003


By:    /s/ C. Ian Ross                                       Chairman of the Board of Directors
   ----------------------------------
Name:  C. Ian Ross
Date:  December 23, 2003


By:    /s/ Robert J. Majteles                                Director
    ---------------------------------
Name:  Robert J. Majteles
Date:  December 23, 2003


By:    /s/ William C. Garriock                               Director
    ---------------------------------
Name:  William C. Garriock
Date:  December 23, 2003



By:     /s/ John F. Carlson                                  Director
    ---------------------------------
Name:  John F. Carlson
Date:  December 23, 2003


                            AUTHORIZED REPRESENTATIVE

     Pursuant to the requirements of the Securities Act of 1933, the undersigned certifies that it is the duly authorized United States representative of World Heart Corporation and has duly caused this Registration Statement to be signed on behalf of it by the undersigned, thereunto duly authorized, on December 23, 2003.

                                          WORLD HEART INC.

                                          By:      /s/ Roderick M. Bryden
                                             ----------------------------------
                                             Name:  Roderick M. Bryden
                                             Title: President

                                  EXHIBIT INDEX

Exhibit
Number                      Description of Documents
------                      ------------------------

4.1       Form of Common Share Certificate

4.2 Form of Registration Rights Agreement between the Registrant and the purchasers named therein dated September 22, 2003 (Incorporated by reference to Exhibit 4.2 to WorldHeart's Registration Statement on Form F-3, dated October 22, 2003)

4.3 Warrant Indenture between the Registrant and CIBC Mellon Trust Company dated September 22, 2003 (Incorporated by reference to Exhibit 4.3 to WorldHeart's Registration Statement on Form F-3, dated October 22,
          2003)

4.4 Form of U.S. Purchase Agreement for Units (Incorporated by reference to Exhibit 4.4 to WorldHeart's Registration Statement on Form F-3, dated October 22, 2003)

4.5 Agency Agreement between the Registrant and Research Capital Corporation dated September 22, 2003 (Incorporated by reference to
          Exhibit 4.5 to WorldHeart's Registration Statement on Form F-3, dated October 22, 2003)

4.6 Unified System License Agreement dated July 10, 1996 among the Registrant and The Cardiovascular Devices Division of the Ottawa Heart Institute. (Incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form F-1 dated October 8, 1996)

4.7 Biotelemetry License Agreement dated July 10, 1996 among the Registrant and The Cardiovascular Devices Division of the Ottawa Heart Institute. (Incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form F-1 dated October 8, 1996)

4.8 TET License Agreement dated July 10, 1996 among the Registrant and The Cardiovascular Devices Division of the Ottawa Heart Institute. (Incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form F-1 dated October 8, 1996)

4.9       Articles of Amendment, dated November 26, 2003

4.10      Articles of Amendment, dated December 1, 2003

Exhibit
Number                      Description of Documents
------                      ------------------------


5.1 Opinion of McCarthy Tetrault LLP as to the legality of the common shares being registered hereby

23.1      Consent of PricewaterhouseCoopers LLP

23.2 Consent of McCarthy Tetrault LLP (Included in their opinion filed as Exhibit 5.1 hereto)

24.1 Power of Attorney (included on signature pages of this Registration Statement)

                                      (ii)